UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


               SYNTROLEUM CORPORATION (formerly SLH Corporation)
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                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                   871630 10 9
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                                 (CUSIP Number)

                                December 31, 2002
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            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / /  Rule 13d-1(b)
           / /  Rule 13d-1(c)
           /X/  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               Page 1 of 5 pages

CUSIP NO. 871630 10 9
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(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

           William D. Grant
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(2)   Check the Appropriate Box if a Member of a Group  (a) / /
                                                        (b) / /
      Inapplicable
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization

      United States
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                (5)  Sole Voting Power
                     1,540,426
Number of Shares
Beneficially    -------------------------------------------------------------
Owned by        (6)  Shared Voting Power
Each                 57,708
Reporting
Person          -------------------------------------------------------------
With:           (7)  Sole Dispositive Power
                     1,540,426
-------------------------------------------------------------
                (8)  Shared Dispositive Power
                     57,708
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(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      1,598,134
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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      /   /
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(11)  Percent of Class Represented by Amount in Row (9)

      0.49%
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(12)  Type of Reporting Person

      IN
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                               Page 2 of 5 pages
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ITEM 1.

      (a)  Name of Issuer:

           Syntroleum Corporation

      (b)  Address of Issuer's Principal Executive Offices:

           1350 South Boulder
           Suite 1100
           Tulsa, Oklahoma  74119-3295

ITEM 2.

      (a)  Name of Person Filing:

           William D. Grant

      (b)  Address of Principal Business Office or, if none, Residence:

           One Ward Parkway
           Suite 130
           Kansas City, MO  64112

      (c)  Citizenship:

           United States

      (d)  Title of Class of Securities:

           Common Stock, $0.01 par value per share

      (e)  CUSIP Number:

           871630 10 9

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable.



                               Page 3 of 5 pages

ITEM 4.    Ownership.

      (a) Amount Beneficially Owned: 1,598,134 shares. Of these, 1,540,426 shares are held directly and 57,708 shares are held by Mr. Grant's spouse. Mr. Grant disclaims beneficial ownership in the shares held by his spouse. Mr. Grant no longer acts as co-trustee with UMB Bank, N.A. for the six family trusts as reported in prior filings and no longer shares the power to vote or dispose of the shares held by these trusts.

      (b)  Percent of Class: 0.49%

      (c)  Number of shares as to which the person has:

           (i)   sole power to vote or to direct the vote: 1,540,426

           (ii)  shared power to vote or to direct the vote: 57,708

           (iii) sole power to dispose or to direct the disposition of:
                 1,540,426

           (iv)  shared power to dispose or to direct the disposition of: 57,708

ITEM 5.    Ownership of Five Percent or Less of a Class.

           This statement is being filed to report the fact that as of December 31, 2002 (the date hereof) the reporting person has ceased to be the beneficial owner of more than 5% of the Common Stock.


                               Page 4 of 5 pages

ITEM 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

           Not applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not applicable.

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ W.D. Grant
                                   ----------------------------------------
                                   W.D. Grant


Dated:  February 14, 2003


                               Page 5 of 5 pages